RUSSEL METALS INC.
REPORT TO SHAREHOLDERS
SECOND QUARTER REPORT
FOR THE PERIOD ENDED JUNE 30, 2005

Net earnings for the quarter ended June 30, 2005, were $23.5 million resulting in earnings per share of $0.47.  These results reflect the decline in steel pricing that we have experienced since the end of 2004.

As we exited our record-setting year in 2004, we viewed 2005 with significant uncertainty due to the pricing policies of the steel-producing sector.  In our 2004 Annual Report the questions we asked were: "What actually transpired in 2004?  Was this the year that the industry realized it had to generate an acceptable return on capital in order to survive, which would require a financially disciplined and sustainable approach to steel pricing?  Or was this a year where the steel producers merely reacted to numerous factors?"  At the end of the first quarter, these questions were as yet unanswered and we adopted a wait and see attitude although the emerging trends added to our concerns   Now that the second quarter has been completed, we realize that the answer to these questions is "nothing has changed" as the steel producers have cut steel prices in all product areas at an accelerating rate through the first six months of 2005.

Notwithstanding the comments made by the various producers and steel industry pundits over the past 15 months, this industry remains a very cyclical industry and will remain as such until excess and obsolete capacity is permanently removed from the system.  Consolidation without rationalization is not a panacea for the steel producers as these past six months have proven.  The extreme cyclicality we have seen over the last 18 months has been supply side generated, as true demand has remained relatively stable.

What does this mean for your company?  Historically the higher the market price for steel, the higher our operating profit per ton.  In a steel market where prices are declining, such as the current environment, distributors experience inventory holding losses, which results in lower gross margins and lower operating profit per ton.  The difference between the distribution segment of the steel industry and the producers is that once our inventory position corrects itself, our cost of material on a per ton basis is also reduced and our margins begin to recover.

Within the distribution segment, Russel Metals has one of the best inventory turn ratios in the industry, and therefore our cost of inventory will correct itself quicker than that of companies that have a lower ratio.  In addition, the Company reports its inventory using average costs, whereas several of the other publicly reported U.S. metals service centers use the last in first out (LIFO) inventory valuation model which is an accepted valuation method in the U.S. but not permitted in Canada.  The operating profit generated by the changing inventory valuation would have been lower in 2004 and higher in 2005 had the Company used a LIFO valuation model.

The Company remains committed to providing industry-leading returns on net assets over the course of the cycle by improving upon the peaks and the troughs.  The acquisition of Acier Leroux is a strong illustration of the execution of this management objective as it has substantially strengthened the Company over the cycle. In the run up to the peak in pricing during 2004 we generated record profits.  The first six months of 2005 have been the second most profitable January to July period in the company's history.  It is encouraging that these strong results were achieved as the steel industry falls into another pricing trough.

The metals service center and steel distributors operating segments experienced historically strong segment operating profits in the second quarter of 2005, although down from last year’s record levels.  Record second quarter segment operating profits were reported by energy tubular products due to increased activity in the oil and gas sector.  The 2005 first half earnings have been significantly impacted by inventory holding losses in contrast to inventory holding gains in the first half of 2004.  The Company’s management’s discussion and analysis of financial condition and results of operations for the second quarter and six months ended June 30, 2005 provides a comprehensive analysis of the financial results including inventory holding gains and losses experienced over the last 18 months.

Despite these inventory holding losses, declining steel prices have a positive impact on our balance sheet.  The working capital component of our cash flow is counter-cyclical and as prices decline, so does our need for working capital to support lower prices for both inventory and accounts receivable.  In the second quarter, we generated $61.3 million of positive cash flow from operating activities.  In addition, we expect to generate sufficient cash flow after funding all expected capital expenditures, interest and dividend obligations to eliminate the short-term borrowing by year-end.

We are pleased to report the Board of Directors approved a 25% increase in the quarterly dividend to $0.25 per common share.  This decision reflects the confidence we have in the strength of our balance sheet and our improved earnings over the cycle.

Outlook

The second quarter earnings of $23.5 million or $0.47 per share and first half earnings of $57.0 million or $1.13 per share were very encouraging given the precipitous decline in steel prices.  It is anticipated that the third quarter results will be below the second quarter results as inventory adjustments will continue to create margin pressure in the quarter and we face the historical seasonal slowdown in both the metals service center and steel distributor sectors.

(signed) E.M. Siegel, Jr.
President and Chief Executive Officer

Dated July 27, 2005